Hello Group Inc.

20th Floor, Block B

Tower 2, Wangjing SOHO

No. 1 Futongdong Street

Chaoyang District, Beijing 100102

People’s Republic of China

May 15, 2023

VIA EDGAR

Mr. Daniel Duchovny

Division of Corporation Finance

Office of Mergers & Acquisitions

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Hello Group Inc. (the “Company”)

Schedule TO-I filed May 5, 2023

File No. 005-88567

Dear Mr. Duchovny:

This letter sets forth the Company’s response to the comment contained in the letter dated May 12, 2023 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Schedule TO-I filed with the Commission on May 5, 2023 (the “Schedule TO-I”). The Staff’s comment is repeated below in bold and is followed by the Company’s response thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the Schedule TO-I.

Schedule TO-I

Notice of Repurchase of Notes – Right of Withdrawal, page 13

1.

Please provide us your legal analysis of your compliance with Rule 13e-4(f)(2)(i) given your advice to security holders to withdraw tendered securities by June 13, 2023, which predates your offer’s expiration date of June 29 at 5 p.m.

The Company respectfully submits that the withdrawal deadline is the same as the offer expiration time at 5:00 p.m., New York City time, June 29, 2023. The Company has revised the Repurchase Right Notice to reflect this, has delivered the amended and restated Repurchase Right Notice to the trustee, and has filed a Schedule TO amendment with the Commission.

Very truly yours,

/s/ Cathy Hui Peng
Name: Cathy Hui Peng
Title: Chief Financial Officer

cc:	Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Yilin Xu, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP